

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-mail</u>
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, 07701

     Re: Natcore Technology, Inc.
              Amendment No. 4 to
              Draft Registration Statement on Form F-1
              Submitted October 9, 2014
              CIK No. 0001464623

Dear Mr. Provini:

       Our preliminary review of your amended draft registration statement indicates that it fails to comply with the requirements of the form. In particular, we note that you include financial statements for the fiscal year ended December 31, 2013 in your amended draft registration statement, a date that is not within nine months from the date of your filing. In accordance with Item 8 of Form 20-F, please include interim financial information for a period of at least six months in your amended draft registration statement. Update your disclosure throughout your amended draft registration statement to conform, as necessary, to your updated financial information. We will not perform a detailed examination of your amended draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

       Please contact Lynn Dicker, Senior Staff Accountant, at 202-551-3616 for questions relating to the financial statement requirements, or me at 202-551-3528 with any other questions.

                                         Sincerely,

                                         /s/ Amanda Ravitz

                                       Amanda Ravitz
                                       Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.